CUSIP No. 495667 10 5                                          Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 12) [FN1]

                          King World Productions, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   495667 10 5
                                 (CUSIP Number)

Roger King                                   Mark J. Tannenbaum, Esq.
King World Productions, Inc.                 Reboul, MacMurray, Hewitt,
1700 Broadway                                Maynard & Kristol
New York, New York  10019                    45 Rockefeller Plaza
Tel. (212) 315-4000                          New York, New York  10111
                                             Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

__________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securites, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 495667 10 5                                          Page 2 of 9 Pages


1)   Name of Reporting Person                     Roger King
     S.S. or I.R.S. Identification
     No. of Above Person
2)   Check the Appropriate Box                      (a) [X]
     if a Member of a Group                         (b) [ ]
3)   SEC Use Only

4)   Source of Funds                              Not Applicable
5)   Check if Disclosure of
     Legal Proceedings is                         Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
6)   Citizenship or Place
     of Organization                              United States
Number of                      7) Sole Voting     4,572,026 shares of
Shares Beneficially               Power           Common Stock, $.01
Owned by Each                                     par value
Reporting Person:

                               8) Shared Voting
                                  Power                0

                               9) Sole Disposi-   4,572,026 shares of
                                  tive Power      Common Stock, $.01 par
                                                  value

                              10) Shared Disposi-
                                  tive Power           0


11)  Aggregate Amount Beneficially                4,572,026 shares of
     Owned by Each Reporting Person               Common Stock, $.01
                                                  par value


12)  Check if the Aggregate                       Excludes 11,500 shares
     Amount in Row (11)                           of Common Stock, $.01 par
     Excludes Certain Shares                      value, held by the
                                                  Reporting Person's wife

13)  Percent of Class
     Represented by                                    6.3%
     Amount in Row (11)

14)  Type of Reporting
     Person                                       IN

CUSIP No. 495667 10 5                                          Page 3 of 9 Pages


1)   Name of Reporting Person                     Michael King
     S.S. or I.R.S. Identification
     No. of Above Person
2)   Check the Appropriate Box                         (a) [X]
     if a Member of a Group                            (b) [ ]
3)   SEC Use Only

4)   Source of Funds                              Not Applicable
5)   Check if Disclosure of
     Legal Proceedings is                         Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
6)   Citizenship or Place
     of Organization                              United States
Number of                      7) Sole Voting     5,716,300 shares of
Shares Beneficially               Power           Common Stock, $.01
Owned by Each                                     par value
Reporting Person:

                               8) Shared Voting
                                  Power                     0

                               9) Sole Disposi-   5,716,300 shares of
                                  tive Power      Common Stock, $.01 par
                                                  value

                              10) Shared Disposi-
                                  tive Power                0


11)  Aggregate Amount Beneficially                5,716,300 shares of
     Owned by Each Reporting Person               Common Stock, $.01
                                                  par value

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares


13)  Percent of Class
     Represented by                                         7.8%
     Amount in Row (11)

14)  Type of Reporting
     Person                                       IN

CUSIP No. 495667 10 5                                          Page 4 of 9 Pages


1)   Name of Reporting Person                     Richard King
     S.S. or I.R.S. Identification
     No. of Above Person
2)   Check the Appropriate Box                         (a) [X]
     if a Member of a Group                            (b) [ ]
3)   SEC Use Only

4)   Source of Funds                              Not Applicable
5)   Check if Disclosure of
     Legal Proceedings is                         Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
6)   Citizenship or Place
     of Organization                              United States
Number of                      7) Sole Voting     3,321,797 shares of
Shares Beneficially               Power           Common Stock, $.01
Owned by Each                                     par value
Reporting Person:

                               8) Shared Voting
                                  Power                     0

                               9) Sole Disposi-   3,321,797 shares of
                                  tive Power      Common Stock, $.01 par
                                                  value

                              10) Shared Disposi-
                                  tive Power                0


11)  Aggregate Amount Beneficially                3,321,797 shares of
     Owned by Each Reporting Person               Common Stock, $.01
                                                  par value


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         4.7%
     Amount in Row (11)

14)  Type of Reporting
     Person                                       IN

CUSIP No. 495667 10 5                                          Page 5 of 9 Pages


1)   Name of Reporting Person                     Diana King
     S.S. or I.R.S. Identification
     No. of Above Person
2)   Check the Appropriate Box                         (a) [X]
     if a Member of a Group                            (b) [ ]
3)   SEC Use Only

4)   Source of Funds                              Not Applicable
5)   Check if Disclosure of
     Legal Proceedings is                         Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
6)   Citizenship or Place
     of Organization                              United States
Number of                      7) Sole Voting     3,160,856 shares of
Shares Beneficially               Power           Common Stock, $.01
Owned by Each                                     par value
Reporting Person:

                               8) Shared Voting   120,000 shares of
                                  Power           Common Stock, $.01
                                                  par value

                               9) Sole Disposi-   3,160,856 shares of
                                  tive Power      Common Stock, $.01 par
                                                  value

                              10) Shared Dis-     120,000 shares of
                                  positive Power  Common Stock, $.01
                                                  par value


11)  Aggregate Amount Beneficially                3,280,856 shares of
     Owned by Each Reporting Person               Common Stock, $.01
                                                  par value


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                    4.6%
     Amount in Row (11)

14)  Type of Reporting
     Person                                       IN

CUSIP No. 495667 10 5                                          Page 6 of 9 Pages

                        Amendment No. 12 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on July 23, 1985, as amended by Amendment No. 1 thereto filed on June 11, 1987, Amendment No. 2 thereto filed on January 13, 1988, Amendment No. 3 thereto filed on May 10, 1991, Amendment No. 4 thereto filed on December 31, 1992, Amendment No. 5 thereto filed on March 12, 1993, Amendment No. 6 thereto filed on July 7, 1993, Amendment No. 7 thereto filed on January 12, 1995, Amendment No. 8 thereto filed on May 8, 1996, Amendment No. 9 thereto filed on February 18, 1997, Amendment No. 10 thereto filed on March 19, 1997 and Amendment No. 11 thereto filed on December 10, 1997 (as so amended, the "Schedule 13D"). Terms defined in the
Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          (a) The following information is based on a total of 70,745,131 shares of Common Stock outstanding as of March 18, 1999.

          Roger King beneficially owns 4,572,026 shares of Common Stock, or approximately 6.3% of the Common Stock outstanding. Such total includes options held by Roger King to purchase 1,800,000 shares of Common Stock from the Issuer that are presently exercisable or are exercisable within sixty days of the date of this statement. Such total does not include options held by Roger King to purchase 1,200,000 shares of Common Stock from the Issuer, which are not exercisable as of the date of this statement or within sixty days.

          Michael King beneficially owns 5,716,300 shares of Common Stock, or approximately 7.8% of the Common Stock outstanding. Such total includes options held by Michael King to purchase 2,280,000 shares of Common Stock from the Issuer that are presently exercisable or are exercisable within sixty days of the date of this statement. Such total does not include options held by Michael King to purchase 1,200,000 shares of Common Stock from the Issuer, which are not exercisable as of the date of this statement or within sixty days.

CUSIP No. 495667 10 5                                          Page 7 of 9 Pages

          Richard King beneficially owns 3,321,797 shares of Common Stock, or approximately 4.7% of the Common Stock outstanding. Such total includes options held by Richard King to purchase 16,667 shares of Common Stock from the Issuer that are presently exercisable or are exercisable within sixty days of the date of this statement. Such total does not include options held by Richard King to purchase 3,333 shares of Common Stock from the Issuer, which are not exercisable as of the date of this statement or within sixty days.

          Diana King beneficially owns 3,280,856 shares of Common Stock, or approximately 4.6% of the Common Stock outstanding.

          Collectively, the Reporting Persons beneficially own an aggregate 16,890,979 shares of Common Stock, or approximately 22.6% of the Common Stock outstanding.

          (b) Of the shares of Common Stock reported as beneficially owned by Diana King, 120,000 shares are held by a charitable foundation of which she is a director and an officer, and she may be deemed to share the power to vote, direct the vote, dispose, or direct the disposition of such shares. Otherwise, each of the Reporting Persons holds all of his or her Common Stock with the sole power to vote, direct the vote, dispose or direct the disposition thereof.

          (c) Not Applicable.

          (d) Except as described in this statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

          (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended by adding the following thereto:

          On March 31, 1999, King World, CBS Corporation, a Pennsylvania corporation ("CBS"), and K Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of CBS ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into King World (the "Merger"), with King World being the surviving corporation of the Merger. The Merger Agreement is incorporated herein as Exhibit A hereto by reference to Exhibit 2.1 to King World's Current Report on Form 8-K dated March 31, 1999, as filed with the Commission on April 1, 1999,

CUSIP No. 495667 10 5                                          Page 8 of 9 Pages

and any description thereof is qualified in its entirety by reference thereto. Upon consummation of the Merger, the separate corporate existence of Merger Sub will cease, and the existing stockholders of King World will become stockholders of CBS in accordance with the terms of the Merger Agreement. Each share of King World Common Stock outstanding at the effective time of the Merger will be converted into the right to receive .81 shares of Common Stock, $1.00 par value, of CBS.

          As a condition to the willingness of CBS to enter into the Merger Agreement, concurrently with the execution thereof, the Reporting Persons entered into a Stockholder Agreement dated as of March 31, 1999 with CBS (the "Stockholder Agreement"), pursuant to which the Reporting Persons have agreed, among other things, to vote their shares of King World Common Stock in favor of the Merger and against any alternative proposal that may be brought before the stockholders of King World for a vote. The Stockholder Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The Reporting Persons have also agreed, as further described in the Stockholder Agreement, not to sell, transfer or otherwise dispose of, or enter into any arrangement with respect to the sale, transfer or other disposition of, their shares of Common Stock subject to the Stockholder Agreement.

Item 7.  Material to be Filed as Exhibits.

          Exhibit A -- Merger Agreement (Incorporated by reference to Exhibit
2.1 to King World's Current Report on Form 8-K dated March 31, 1999, as filed with the Commission on April 1, 1999)

          Exhibit B -- Stockholder Agreement

CUSIP No. 495667 10 5                                          Page 9 of 9 Pages

                                    Signature

          After reasonable inquiry and the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 1999

                                                /s/ Roger King
                                                    Roger King


                                                /s/ Michael King
                                                    Michael King


                                                /s/ Richard King
                                                    Richard King


                                                /s/ Diana King
                                                    Diana King

                                                                       EXHIBIT B

          STOCKHOLDER AGREEMENT ("Agreement") dated as of March 31, 1999, among CBS Corporation, a Pennsylvania corporation ("Parent") , and the individuals listed on Schedule A attached hereto (each, a "Stockholder" and, collectively, the "Stockholders").

          WHEREAS, Parent, K Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and King World Productions, Inc., a Delaware corporation (the "Company"), propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement; and

          WHEREAS, each Stockholder beneficially owns the number of shares of Company Common Stock set forth opposite his or her name on Schedule A attached hereto (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares"); and

          WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that each Stockholder enter into this Agreement;

          NOW, THEREFORE, to induce Parent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

          1. Representations and Warranties of each Stockholder. Each Stockholder hereby, individually and not jointly, represents and warrants to Parent in respect of himself or herself as follows:

          (a) Authority. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder's property or assets. If the Stockholder is married and the

     Stockholder's Subject Shares constitute community property or otherwise need spousal or other approval to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such spouse in accordance with its terms. Each Stockholder has executed a power of attorney, in the form attached hereto as Schedule B, in favor of at least two other Stockholders with respect to the matters covered by Sections 3(a) and (b) in the event of incapacity of any Stockholder.

          (b) The Subject Shares. The Stockholder is the record and beneficial owner of, has good and marketable title to, and owns, beneficially or of record, no shares of Company Common Stock other than, the Subject Shares set forth opposite his or her name on Schedule A attached hereto (except to the extent beneficial ownership is determined to exist by reason of the Stockholders Agreement among the Stockholders dated as of February 10, 1997 (the "Existing Stockholders Agreement") and other than the shares of Company Common Stock described on such schedule which shall not be deemed to be "Subject Shares" for purposes of this Agreement), free and clear of any claims, liens, encumbrances and security interests whatsoever, other than those that arise by reason of the Existing Stockholders Agreement. The Stockholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

          2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder that Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the articles of incorporation or by-laws of Parent, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent's property or assets.

          3. Covenants of each Stockholder. Until the termination of this Agreement in accordance with Section 6, each Stockholder, severally and not jointly, agrees as follows:

          (a) At any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

          (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal or (ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of each class of Company Common Stock.

          (c) The Stockholder agrees not to (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of (any such sale, transfer, pledge, assignment or disposition or entry into any such contract, option or other arrangement being collectively referred to as a "Disposition"), the Subject Shares to any person other than pursuant to the terms of the Merger or other than as permitted as indicated on Schedule C or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Acquisition Proposal.

          (d) Until after the Merger is consummated or the Merger Agreement is terminated, the Stockholder (in his or her capacity as the beneficial owner of Subject Shares) shall not, nor shall it permit any investment banker, attorney or other adviser or representative of the Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Acquisition Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

          (e) Until after the Merger is consummated or the Merger Agreement is terminated, the Stockholder shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement.

          (f) For a period of eighteen months following the Effective Time, each of Roger King and Michael King agrees not to Dispose of more than 25% of
     (x) any shares of Parent Common Stock received by such Stockholder in the Merger in exchange for the Subject Shares of such Stockholder or (y) following the Effective Time, any shares of Parent Common Stock received by such Stockholder upon the exercise of Company Stock Options assumed by Parent pursuant to the Merger Agreement.

          4. Further Assurances. Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

          5. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that Parent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

          6. Termination. This Agreement shall terminate upon the earlier of (a) the Effective Time of the Merger or (b) the termination of the Merger Agreement in accordance with its terms; provided, however, that notwithstanding the foregoing, Section 3(f) shall survive the consummation of the Merger for the period of time specified therein.

          7. General Provisions.

          (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

          (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Parent in accordance with Section 9.5 of the Merger Agreement and to the Stockholders at their respective addresses set forth on Schedule A attached hereto (or at such other address for a party as shall be specified by like notice).

          (c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

          (d) Counterparts . This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

          (e) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

          (f) Governing Law. The Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

          (g) Legend. Each Stockholder shall promptly after the date hereof surrender to the Company all certificates representing the Subject Shares, and the Company shall place the following legend on such certificates:

               "THE SECURITIES REPRESENTED BY THIS
               CERTIFICATE ARE SUBJECT TO A
               STOCKHOLDER AGREEMENT DATED AS OF
               MARCH 31, 1999 BY AND AMONG CBS
               CORPORATION AND THE STOCKHOLDERS
               NAMED THEREIN, WHICH AMONG OTHER
               THINGS RESTRICTS THE TRANSFER AND
               VOTING THEREOF."

          8. Stockholder Capacity. No person executing this Agreement makes any agreement or understanding herein in his or her capacity as a director or officer of the Company. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of such Stockholder's Subject Shares and nothing herein shall limit or affect any actions taken by a Stockholder in his or her capacity as an officer or director of the Company to the extent specifically permitted by the Merger Agreement.

          9. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in a Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a Federal court sitting in the state of Delaware or a Delaware state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

          IN WITNESS WHEREOF, Parent has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

                                CBS CORPORATION



                                By:  /s/ Fredric G. Reynolds
                                   Name:  Fredric G. Reynolds
                                   Title: Executive Vice President,
                                            Chief Financial Officer


                                Stockholders:

                                Roger King


                                /s/ Roger King



                                Michael King


                                /s/ Michael King



                                Richard King


                                /s/ Richard King



                                Diana King


                                /s/ Diana King

                                   SCHEDULE A


                                          Number of Shares of Company
   Name and Address of Stockholder        Common Stock Owned of Record

   Michael King                                        3,436,300
   12829 Marlboro
   Los Angeles, CA  90049

   Roger King                                          2,760,526 [FN1]
   1301 Spanish River Road
   Boca Raton, FL  33432

   Richard King                                        3,305,130
   1017 North Roxbury Drive
   Beverly Hills, CA  90210

   Diana King                                          3,160,856 [FN2]
   261 Lee's Hill Road
   RD1, Box 96A, Lot 9
   New Vernon, NJ  07976




_____________________

1    11,500 shares held by Mrs. Roger King shall not be deemed to be Subject
     Shares.

2 120,000 shares held by a charitable foundation of which Ms. King is a director shall not be deemed to be Subject Shares.

                                                                      SCHEDULE B



                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS:

          That the undersigned, [stockholder], does hereby make, constitute and appoint [two other stockholders] as the undersigned's true and lawful proxy, representative, agent and attorney-in-fact, with full power of substitution and resubstitution, being authorized and empowered to act for and on behalf and in name, place and stead of the undersigned for the following purposes and with the following powers:

          (a) to vote, consent or approve the Subject Shares (as such term is defined in the Stockholder Agreement dated as of March 31, 1999, among CBS Corporation and the individuals and other parties named therein (the "Stockholder Agreement")) as provided by Sections 3(a) and 3(b) of the Stockholder Agreement; and

          (b) to take any actions which such attorney-in-fact deems necessary or desirable in order to carry out the terms of the agreements, documents and instruments referred to in paragraph (a) above, such attorney-in-fact's approval to do the same to be conclusively evidenced by his execution and delivery thereof.

          The undersigned acknowledges that the proxy granted hereby is coupled with an interest and is irrevocable to the full extent permitted by the General Corporation Law of the State of Delaware. This Power of Attorney and all powers and authority granted hereunder shall be effective immediately and shall continue in full force and effect from and after this date until the close of business in New York City time on December 31, 1999.

          The undersigned also acknowledges that this Power of Attorney will survive its incapacity.

          EXECUTED in New York, New York, this 31st day of March, 1999.





                                              By: ____________________________

                                   SCHEDULE C

     Michael King shall be permitted to exercise options to purchase 480,000 shares of Company Common Stock on or before the expiration date of such options (i.e., May 4, 1999) and to sell the shares of Company Common Stock that he receives upon such exercise.